United States securities and exchange commission logo





                               December 21, 2020

       William Hunter
       President and Chief Executive Officer
       AMCI Acquisition Corp.
       1501 Ligonier Street, Suite 370
       Latrobe, PA 15650

                                                        Re: AMCI Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 24,
2020
                                                            File No. 333-250946

       Dear Mr. Hunter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 24, 2020

       Proxy Statement/Prospectus Cover Page/Letter to Stockholders , page 1

   1. Please disclose the total number of shares that will be issued in connection with the transactions. See Item
501(b)(2) of Regulation S-K.

       What interests do AMCI   s current officers and directors have in the
Business Combination? ,
       page 10

   2. Please quantify the interests each of your sponsor, current officers and directors will receive in the business
combination.
   3. Please provide the consideration paid for the Placement Warrants. Please disclose the
 William Hunter
FirstName LastNameWilliam  Hunter
AMCI Acquisition  Corp.
Comapany21,
December  NameAMCI
              2020     Acquisition Corp.
December
Page 2    21, 2020 Page 2
FirstName LastName
         current value of the Sponsor Shares and Private Warrants.
4. Please quantify the out-of-pocket expenses incurred by your AMCI executive officers, directors, and their respective affiliates as of a recent practicable date.
5. Please revise the last bullet to disclose the amount to be paid to Messrs. Gregoriou, De
         Castro and Kaskavelis for prior years of service.
AMCI   s board of directors believes that the Proposals to be presented at the
AMCI Special
Meeting , page 32

6. You disclose the loan from Orion to you as of November 24, 2020. Please file the loan agreement as an exhibit.
The Amended Charter will designate a state or federal court located within the State of Delaware as the exclusive forum, page 45

7. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note your that your Amended Charter will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the
         Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please ensure that your disclosures on page 151 and 160 are consistent with the scope of your provision. We note that Annex B does not include an exclusive forum provision. Please revise your disclosure or update Annex B.

Background of the Business Combination, page 85

8. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, valuation,
         PIPE, requirement that AMCI to amend the Warrant Agreement to cash out the AMCI warrants, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
9.       We note your disclosure that AMCI and Advent amended the Merger
Agreement to
         remove the requirement set forth therein requiring AMCI to amend the Warrant
 William Hunter
FirstName LastNameWilliam  Hunter
AMCI Acquisition  Corp.
Comapany21,
December  NameAMCI
              2020     Acquisition Corp.
December
Page 3    21, 2020 Page 3
FirstName LastName
         Agreement to cash out the AMCI warrants for $1.50 per warrant. Please elaborate on the reasons for the amendment.
The Board   s Reasons for Approval of the Business Combination, page 90

10. Please revise to include the financial projections of Advent. In that regard, we note your disclosures in the fourth bullet point on page 91. We also note that Advent's financial projections were included on page 34 of your Investor Presentation. Certain United States Federal Income Tax Considerations of the Redemption, page 95

11.      Please revise the section headers which indicate that the opinion only covers
            certain    material tax consequences.
12. Please revise to include the material tax consequences of the merger. Recent Developments, page 122

13. You disclose that on October 16, 2020, your stockholders agreed to amend the certificate of incorporation to extend the deadline to consummate the business combination until
         February 21,2020. Please revise to reflect the February 22, 2021 extension deadline.
Information about Advent, page 126

14.      Please disclose the term of your agreement with U.S. Department of
Energy   s L   Innovator
         Program.
15. We note your disclosure that Advent has a number of partnerships, including with the
         DoE, NASA and the European Space Agency. We also note your disclosure that you have entered into licensing and joint-development agreements. Please disclose the materials terms of these agreements and file your material agreements as exhibits.
Compensation Committee, page 164

16. You disclose "if qualified as a controlled company" you intend to rely upon the exemption for the requirement that it have a compensation committee comprised entirely of independent directors. If you will be a "controlled company" after the transactions, please revise your registration statement to disclose this fact and discuss who will control a majority of the voting power of the company after the business combination.
General

17. Please disclose your anticipated use of the proceeds. In that regard, we note page 31 of your Investor Presentation, filed as exhibit 99.1 to your Form 8-K filed October 13, 2020, includes a break down of how you plan to use the proceeds from the Trust in your business. In addition, please revise your filing to include all material information found in the Investor Presentation.
 William Hunter
AMCI Acquisition Corp.
December 21, 2020
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Hunter
                                                           Division of
Corporation Finance
Comapany NameAMCI Acquisition Corp.
                                                           Office of
Manufacturing
December 21, 2020 Page 4
cc:       Jeffrey Rubin
FirstName LastName